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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015
WASH. D.C.
201


15047564

SEC FILE NUMBER
8- 67785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/14_____ AND ENDING _____12/31/14_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

830 Third Avenue, 8th Floor
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward McCabe   732-533-5074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – if individual, state last, first, middle name)

350 Bedford Street   Stamford   Connecticut   06901
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Edward McCabe_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Sixpoint Partners LLC_____, as
of __December 31,_____, 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                             Signature

                                             FINOP
                                   _____
                                             Title

_____
         Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
     (Internal Control)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Members
Sixpoint Partners LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards established by the Public Company Accounting Oversight Board (the "PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but some of which is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

February 25, 2015

SIXPOINT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets:

Cash and cash equivalents	$ 667,966
Accounts receivable	3,129,771
Unbilled reimbursable expenses	8,909
Pre-paid rent	149,500
Other pre-paid expenses	100
Total Current Assets	3,956,246
Furniture and equipment, net of accumulated depreciation of $35,038	111,046
Accounts receivable, long-term	2,360,029
Security deposits	39,601
TOTAL ASSETS	$ 6,466,922

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:

Accounts payable	$ -
Credit card payable	34,439
Accrued expenses	71,901
Payroll taxes and other payroll liabilities	21,631
Total Current Liabilities	127,971
Members' Capital	6,338,951
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 6,466,922

SIXPOINT PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Income:
Placement fees	$ 6,732,016
Reimbursed expenses	245,515
Total income	6,977,531
Expenses (see schedule of expenses)	4,498,046
Income from operations	2,479,485
Interest and dividend income	63,147
Net income before taxes	2,542,632
Unincorporated business tax	176,998
Net income	$ 2,365,634

SIXPOINT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$ 4,768,199
Capital contributions	-
Net income	2,365,634
Capital withdrawals and distributions	(794,882)
Balance, December 31, 2014	$ 6,338,951

SIXPOINT PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 2,365,634
Depreciation	13,607
Decrease in cash due to change in:	
Accounts receivable and other assets	(1,869,179)
Accounts payable and other liabilities	53,891
Net cash provided by operating activities	563,953
Cash flows from investing activities:	
Purchases of furniture and equipment	(64,581)
Net cash used by investing activities	(64,581)
Cash flows from financing activities:	
Capital distributions	(794,882)
Net cash used by financing activities	(794,882)
Net decrease in cash	(295,510)
Cash and cash equivalents, beginning of year	963,476
Cash and cash equivalents, end of year	$ 667,966

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ 136,998
Interest	-

NOTE 1 - NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation is computed using the straight line method based on the estimated useful lives of the individual items comprising depreciable assets.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

The following is a summary of the Company's net capital position at December 31, 2014.

Net capital	$540,095
Excess of net capital over requirements	$531,564
Aggregate indebtedness to net capital	0.24-1.00

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 5 - INCOME TAXES

The Company has elected to be taxed as a partnership and Federal and state income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return. The Company is required to record unincorporated business tax imposed by New York City.

NOTE 6 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2014 the Company made no matching contributions.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 25, 2015 that would require adjustment or disclosure in the financial statements.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents are insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 9 - COMMITMENTS

The Company's leases for office space expire between 2017 and 2020 and include escalation provisions covering taxes and operating expenses. Future minimum rental payments are as follows:

2015	$204,812
2016	355,593
2017	353,686
2018	319,725
2019	120,910
2020	7,243
Total	$1,361,969

SIXPOINT PARTNERS LLC
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2014

Expenses:

Compensation	$ 2,792,432
Technology and support	353,768
Reimbursed expenses	286,648
Rent and utilities	255,212
Employee health insurance	146,691
Travel	124,560
Payroll taxes	115,469
Meals and entertainment	84,448
Regulatory expenses	77,417
Dues and subscriptions	38,596
Accounting fees	36,809
Telephone and internet	30,808
Office supplies and expense	21,978
Donations	18,500
Insurance	18,090
Conferences	16,091
Moving expenses	14,899
Outside contractors	14,462
Depreciation	13,607
Legal fees	8,154
Printing and reproduction	7,610
Temporary help	5,500
Payroll service fees	4,804
Recruiting fees	4,570
Miscellaneous	3,839
Licenses and filing fees	3,084
Total operating expenses	$ 4,498,046

Supplemental Information

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2014

Members' capital	$ 6,338,951
Deductions, non-liquid assets	(5,798,856)
Net capital	540,095
Minimum net capital required	8,531
Excess of Net Capital Over Minimum Requirements	531,564
Aggregate Indebtedness	$ 127,971
Percentage of Aggregate Indebtedness to Net Capital	24.07%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part IIA of Form X-17A-5 as of December 31, 2014):

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 579,994
Audit adjustment, NYC unincorporated business tax accrual	(40,000)
Audit adjustment, other	101
Net Capital Per Above	$ 540,095

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Total Revenue (January 1 - December 31, 2014)	$ 7,218,091
Deductions	(245,515)
Reductions per audit	(177,413)
SIPC Net Operating Revenues	6,795,163
General Assessment @ .0025	16,988
Less: SIPC-6 payment dated 9/10/14	(6,803)
Less: SIPC-7 payment dated 1/21/14	(9,401)
Less: Overpayment from 2013	(1,228)
Overpayment as of 2/25/15	$ (444)

See notes to financial statements.

Supplementary Reports

**Berkow,
Schechter
& Company LLP**

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

<u>INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION</u>

To the Members
Sixpoint Partners LLC
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Sixpoint Partners LLC (the "Company") and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2014, noting no material differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company LLP

February 25, 2015

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Members
Sixpoint Partners LLC
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental information of Sixpoint Partners LLC (the "Company"), as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

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unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company LLP

February 25, 2015

Sixpoint Partners LLC has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and has met the conditions of this exemption provision, without exception,

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT REGISTERED PUBLIC ACCOUNANT'S REPORT

To the Members
Sixpoint Partners LLC
New York, NY 10022

We have reviewed management's statements included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Sixpoint Partners LLC (the "Company") identified the following provision of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3: paragraph (k)(2)(i) (the "Exemption Provision") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkow, Schechter & Company LLP

February 25, 2015